Exhibit 99.1

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2011

UNAUDITED

ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2011

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F - 2 - F - 3

Condensed Interim Consolidated Statements of Operations	F - 4

Condensed Interim Consolidated Statements of Cash Flows	F - 5 - F - 6

Notes to Condensed Interim Consolidated Financial Statements	F - 7 - F - 17

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIAIRES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2011	2010
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$46,116	$42,858
Restricted cash and deposit	1,547	1,060
Available for sale marketable securities	15,835	15,531
Trade receivables (net of allowance for doubtful accounts of $370 and $374 as of June 30, 2011 (unaudited) and December 31, 2010 respectively.)	11,142	10,739
Other receivables and prepaid expenses	6,763	4,958
Inventories	9,724	10,830

Total current assets	91,127	85,976

NON-CURRENT ASSETS:
Severance pay fund	188	162
Other assets	341	340

Total non-current assets	529	502

PROPERTY AND EQUIPMENT, NET	5,115	5,193

GOODWILL AND INTANGIBLE ASSETS, NET	3,455	3,516

Total assets	$100,226	$95,187

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIAIRES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2011	2010
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,094	$5,140
Employees and payroll accruals	5,189	5,798
Deferred revenues	11,384	10,828
Other payables and accrued expenses	6,051	4,369

Total current liabilities	24,718	26,135

LONG-TERM LIABILITIES:
Deferred revenues	4,381	3,873
Accrued severance pay	223	191

Total long-term liabilities	4,604	4,064

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 200,000,000 shares at June 30, 2011 (unaudited) and December 31, 2010; Issued: 24,242,981 (unaudited) and 23,806,313 shares at June 30, 2011 and December 31, 2010, respectively; Outstanding: 24,242,981 (unaudited) and 23,806,313 shares at June 30, 2011 and December 31, 2010, respectively	540	527
Additional paid-in capital	136,000	133,483
Accumulated other comprehensive income	583	434
Accumulated deficit	(66,219)	(69,456)

Total shareholders' equity	70,904	64,988

Total liabilities and shareholders' equity	$100,226	$95,187

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIAIRES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

 U.S. dollars in thousands, except share and per share data

	Six months ended June 30,		Year ended December 31,
	2011	2010	2010
	Unaudited		Audited

Revenues:
Products	$26,137	$18,543	$40,852
Services	9,500	7,554	16,120

Total revenues	35,637	26,097	56,972

Cost of revenues:
Products	9,003	6,337	14,015
Services	1,154	933	1,970

Total cost of revenues	10,157	7,270	15,985
Gross profit	25,480	18,827	40,987

Operating expenses:
Research and development (net of grants participations in the amount of $1,925,$ 1,494 (unaudited) and $2,774 (audited) for the six months ended June 30, 2011 and 2010, and for the year ended December 31 2010, respectively )	6,064	5,316	11,264
Sales and marketing	12,701	10,664	22,021
General and administrative	3,406	2,637	5,473

Total operating expenses	22,171	18,617	38,758

Operating income	3,309	210	2,229
Financial and other income (expenses), net	29	(7,977)	7,907

Income (loss) before income tax expenses	3,338	(7,767)	(5,678)
Income tax expenses	101	96	84

Net income (loss)	$3,237	$(7,863)	$(5,762)

Basic profit ( loss) per share	$0.14	$(0.35)	$(0.25)
Diluted profit ( loss) per share	$0.12	$(0.35)	$(0.25)

Weighted average number of shares used in computing basic net earnings per share	23,948,546	22,572,070	22,831,014
Weighted average number of shares used in computing diluted net earnings per share	25,963,671	22,572,070	22,831,014

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIAIRES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2011	2010	2010
	Unaudited		Audited

Cash flows from operating activities:

Net income (loss)	$3,237	$(7,863)	$(5,762)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	1,336	1,301	2,577
Stock-based compensation related to options granted to employees and non-employees	1,064	1,055	1,990
Amortization of intangible assets	61	62	123
Capital loss (gain)	9	(2)	70
Increase ( decrease) in accrued severance pay, net	6	(65)	75
Decrease ( increase) in other assets	(1)	6	41
Decrease in accrued interest and amortization of premium on marketable securities	47	-	(189)
Decrease (increase) in trade receivables	(403)	746	(2,897
Decrease (increase) in other receivables and prepaid expenses	(1,334)	390	(1,495
Decrease (increase) in inventories, net	1,106	(2,485)	(5,784
Decrease in long-term deferred taxes	-	-	49
Increase (decrease) in trade payables	(3,046)	1,512	1,998
Increase (decrease) in employees and payroll accruals	(609)	(491)	1,868
Increase in deferred revenues	1,064	3,088	7,188
Increase (decrease) in other payables and accrued expenses	1,323	3	(213)
Loss from sale and other than temporary loss on marketable securities, net	-	7,712	7,712

Net cash provided by operating activities	3,860	4,969	7,351

Cash flows from investing activities:

Increase in restricted cash and deposits	(487)	-	-
Investment in marketable securities	(1,914)	-	(16,765)
Redemption ( investment) of short-term deposits		(3,644)	1,264
Purchase of property and equipment	(1,298)	(1,461)	(2,334)
Proceeds from sale of property and equipment	30	38	168
Proceeds from redemption of marketable securities	1,600	12,252	13,652

Net cash used in (provided by) investing activities	$(2,069)	$7,185	$(4,015)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

ALLOT COMMUNICATIONS LTD. AND ITS SUBSIDIAIRES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2011	2010	2010
	Unaudited		Audited

Cash flows from financing activities:

Exercise of stock options	$1,467	$767	3,052

Net cash provided by financing activities	1,467	767	3,052

Increase in cash and cash equivalents	3,258	12,921	6,388
Cash and cash equivalents at the beginning of the year	42,858	36,470	36,470

Cash and cash equivalents at the end of the year	$46,116	$49,391	$42,858

Supplementary cash flow information:

(a) Cash paid during the year for:

Taxes	$38	$143	$168

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

NOTE 1:-	GENERAL

Allot Communications Ltd. ("the Company") was incorporated in November 1996 under the laws of the State of Israel. The Company is engaged in developing, selling and marketing intelligent IP service optimization solutions for mobile, DSL and wireless broadband carriers, cable operator service providers, and enterprises. The Company's portfolio of hardware platforms and software applications utilizes advanced deep packet inspection technology to transform broadband pipes into smart networks that can rapidly and efficiently manage data over mobile and wireline networks and deploy value added Internet services. The Company's products consist of the Service Gateway and NetEnforcer traffic management systems, the NetXplorer and Subscribe Management Platform application management suites and value added services such as the Service Protector network protection solution, the MediaSwift video caching solution and the WebSafe network service.

The Company holds six wholly-owned subsidiaries (the Company together with said subsidiaries shall collectively be referred to as "Allot"): Allot Communications, Inc. in Woburn, Massachusetts, United-States ("the U.S. subsidiary"), which was incorporated in 1997 under the laws of the State of California, Allot Communication Europe SARL in Sophia, France ("the European subsidiary"), which was incorporated in 1998 under the laws of France, Allot Communications Japan K.K. in Tokyo, Japan ("the Japanese subsidiary"), which was incorporated in 2004 under the laws of Japan, Allot Communication (UK) Limited ("the UK subsidiary"), which was incorporated in 2006 under the laws of England and Wales, Allot Communications (Asia Pacific) Pte. Ltd. ("the Singaporean subsidiary"), which was incorporated in 2006 under the laws of Singapore, Allot Communications (New Zealand) Limited. ("the NZ subsidiary"), which was incorporated in 2007 under the laws of New Zealand.

The U.S. subsidiary commenced operations in 1997. It is engaged in the sale, marketing and technical support services in the Americas of products manufactured and imported by the Company. The European, Japanese, UK and Singaporean subsidiaries are engaged in marketing and technical support services of the Company's products in Europe, Japan, UK and Asia Pacific, respectively. The NZ subsidiary commenced its operations in 2008 and is engaged in research and development activities related to the Service Protector and technical support services for this product.

During the six months ended June 30, 2011 and 2010 and the year ended December 31, 2010, approximately 26%, 25% and 30% of the Company's revenues derived from a single customer, respectively.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	The significant accounting policies applied in the financial statements of the Company as of December 31, 2010, are applied consistently in these financial statements.

b.
New Accounting Standards or Updates Recently Adopted

In October 2009, the FASB issued ASU 2009-13, "Multiple-Deliverable Revenue Arrangements, (amendments to ASC Topic 605, Revenue Recognition)" (ASU 2009-13) and ASU 2009-14, "Certain Arrangements That Include Software Elements, (amendments to ASC Topic 985, Software)" (ASU 2009-14). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance.

Under historical accounting principles, the Company was required to account for sales of its products in accordance with ASC 985-605. ASC 985-605 generally required revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative objective fair value of the elements. Accordingly, revenues were allocated to the different elements in the arrangement under "the residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with a customer, the Company deferred revenues for the VSOE of its undelivered elements (maintenance and support) and recognized revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (hardware and software products) .Any discount in the arrangement was allocated to the delivered element.

ASU 2009-13 modifies the requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. ASU 2009-13 establishes a selling price hierarchy that allows for the use of an estimated selling price to determine the allocation of arrangement consideration to a deliverable in a multiple element arrangement.
Under the relative-selling-price-method, the selling price for each deliverable is determined using VSOE of selling price, if it exists; otherwise selling price is determined based on third-party evidence (TPE) of selling price. If neither VSOE nor TPE of selling price exist, the vendor uses its best estimate of the selling price (“ESP”) for that deliverable
In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities are required to estimate the selling prices of those elements. Overall arrangement consideration is allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price.

ESP is based upon all reasonably available information including both market data and conditions and entity-specific factors. These factors include market trends and competitive conditions, product maturity, differences related to geography, distribution channel, and deal size, cumulative customer purchases, and profit goals.
The residual method of allocating arrangement consideration has been eliminated.

ASU 2009-14 change the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and nonsoftware components that function together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue guidance in Subtopic 985-605 of the Codification

The Company adopted ASU 2009-13 and ASU 2009-14 effectively on a prospective basis for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010, which for the Company was January 1, 2011, the first day of the Company's 2011 fiscal year.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The adoption of these standards did not have a material impact on the Company's Consolidated Results of Operations and Financial Condition.

In April 2010, FASB issued ASU 2010-13 "Compensation-Stock Compensation (Topic 718) Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades" (ASU 2010-13). Topic 718 is amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades shall not be considered to contain a market, performance, or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies as equity classification. The amendments in this standard are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010, which for us was January 1, 2011, the first day of our 2011 fiscal year. The guidance should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings for all outstanding awards as of the beginning of the fiscal year in which the amendments are initially applied. The adoption of the standard did not have a material impact on our Consolidated Results of Operations and Financial Condition.

In December 2010, FASB issued ASU 2010-28 "Intangibles - Goodwill and Other (Topic 350)" (ASU 2010-28). Topic 350 is amended to clarify the requirement to test for impairment of goodwill. Topic 350 has required that goodwill be tested for impairment if the carrying amount of a reporting unit exceeds its fair value. Under ASU 2010-28, when the carrying amount of a reporting unit is zero or negative an entity must assume that it is more likely than not that a goodwill impairment exists, perform an additional test to determine whether goodwill has been impaired and calculate the amount of that impairment. The modifications to ASC Topic 350 resulting from the issuance of ASU 2010-28 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010, which for us was January 1, 2011, the first day of our 2011 fiscal year. The adoption of the standard did not have a material impact on our Consolidated Results of Operations and Financial Condition.

In December 2010, the FASB issued ASU 2010-29 "Business Combinations (Topic 805) - Disclosure of Supplementary Pro Forma Information for Business Combinations" (ASU 2010-29). This standard update clarifies that, when presenting comparative financial statements, SEC registrants should disclose revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010, which for us was January 1, 2011, the first day of our 2011 fiscal year. The adoption of the standard did not have a material impact on our Consolidated Financial Statements.

NOTE 3:-	UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six month period ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ended December 31, 2011.

The unaudited interim financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2010 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2010.

NOTE 4:-	AVAILABLE-FOR-SALE MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	June 30, 2011				December 31, 2010
	Unaudited				Audited
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Available-for-sale - matures within one year:
Governmental debentures	$252	$-	$-	$252	$1,022	$1	$--	$1,023
Federal Home Loan Bank	205	-	-	205	807	--	--	807
Corporate debentures	940	2	-	942	210	3	--	213
	1,397	2	-	1,399	2,039	4	--	2,043

Available-for-sale - matures after one year through three years:
Governmental debentures	8,379	23	-	8,402	8,418	1	(4)	8,415
Federal Home Loan Bank	-	-	-	-	201	--	(1)	200
Corporate debentures	6,022	15	(3)	6,034	4,896	--	(23)	4,873
	14,401	38	(3)	14,436	13,515	1	(28)	13,488

	$15,798	$40	$(3)	$15,835	$15,554	$5	$(28)	$15,531

NOTE 5:-	FAIR VALUE MEASUREMENTS

The Company measures its cash and cash equivalents, marketable securities, derivative instruments, restricted cash and deposits, short-term bank deposits, trade receivables, other receivables, trade payables and other payables at fair value.

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Cash equivalents and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 value hierarchy as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company's financial assets measured at fair value on a recurring basis consisted of the following types of instruments as of June 30, 2011 and December 31, 2010, respectively:

	As of June 30, 2011
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
	Unaudited

Money market Funds	$2,229	$-	$-	$2,229
Available-for-sale marketable securities (See note 4)	-	15,835	-	15,835
Foreign currency derivative contracts	-	546	-	546
Total financial assets	$2,229	$16,381	$-	$18,610

NOTE 5:-	FAIR VALUE MEASUREMENTS

	As of December 31, 2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
	Audited

Treasury Bills	$12,548	$-	$-	$12,548
Money Market Funds	2,426	-	-	2,426
Available for sale marketable securities (See note 4)	-	15,531	-	15,531
Foreign currency derivative contracts	-	457	-	457
Total financial assets	$14,974	$15,988	$-	$30,962

NOTE 6:-	FAIR VALUE MEASUREMENTS

	June 30,	December 31,
	2011	2010
	Unaudited	Audited

Raw materials	$1,268	$1,071
Finished products	8,456	9,759

	$9,724	$10,830

NOTE 7:- COMMITMENTS AND CONTINGENT LIABILITIES

Lawsuit:

On May 1, 2007, a securities class action complaint, Brickman Investment Inc. v. Allot Communications Ltd. et al. , was filed in the United States District Court for the Southern District of New York.  At least three substantially similar complaints were filed in the same court after the original action was filed. The Company’s and certain of its directors and officers are named as defendants. The securities class action complaints allege that the defendants violated Sections 11 and 15 of the Securities Act of 1933 by making false and misleading statements and omissions in the Company's registration statement for the Company’s initial public offering in November 2006. The claims are purportedly brought on behalf of persons who purchased the Company’s stock pursuant to and/or traceable to the initial public offering on or about November 15, 2006 through April 2, 2007. The plaintiffs sought unspecified compensatory damages against the defendants, as well as attorney's fees and costs. The parties reached on March 31, 2010 an agreement in principle to settle this litigation. Pursuant to the terms of the agreement, the Company will pay to the plaintiffs, for the benefit of the class members, $1.3 million in cash, which amount is to be funded by the Company’s insurance carrier. The Court held the final approval hearing on April 29, 2011. At the hearing, the Court granted final approval of the settlement.

NOTE 7:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Under the terms of the Stipulation of Settlement, the agreement's Effective Date was May 31, 2011. The Company has recorded a liability in its financial statements for the proposed amount of the settlement. In addition, because the insurance carrier has agreed to pay the entire settlement amount and recovery from the insurance carrier is probable, a receivable has also been recorded for the same amount. Accordingly, there is no impact to the Company's statements of operations or cash flows because the amounts of the settlement and the insurance recovery fully offset each other.

NOTE 8:-	SHAREHOLDERS' EQUITY

                            a.          Stock option plan:

The Company accounts for stock based compensation in accordance with Accounting Standards Codification No. 718 (formerly, FASB Statement No. 123R), "Compensation - Stock Compensation" ("ASC No. 718") that requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

The Company applies ASC No. 718 and Accounting Standards Codification No. 505-50 (formerly, EITF No. 96-18), "Equity-Based Payments to Non-Employees" ("ASC No. 505-50") with respect to options and warrants issued to non-employees. Accordingly, option valuation models to measure the fair value of the options and warrants at the measurement date as defined in ASC No. 505-50.

The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates.

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees and non-employees included in the consolidated statements of operations, for the six months periods ending June 30, 2011 and 2010 and for the year ended December 31, 2010:

	Six months ended June 30,		Year ended December 31,
	2011	2010	2010
	Unaudited

Cost of revenues	$50	$51	$95
Research and development	188	186	352
Sales and marketing	459	442	851
General and administrative	367	376	692

Total stock-based compensation expense	$1,064	$1,055	$1,990

NOTE 8:- SHAREHOLDERS' EQUITY (Cont.)

                            b.        Stock option plan (cont.):

The Company selected the binomial option pricing model as the most appropriate fair value method for its stock-based compensation awards (except for restricted-stack units, which are valued based on the market value of the underlying share at the date of grant) with the following weighted-average assumptions for the six month ended June 30, 2011 and for the year ended December 31, 2010:

	Six months ended June 30,	Year ended December 31,
	2011	2010
	Unaudited	Audited

Suboptimal exercise multiple	2.5-3.5	2.5-3.5
Interest rate	0.18%-5.46%	0.25%-5.54%
Volatility	50%-52%	50%-52%
Dividend yield	0	0
Weighted-average fair value at grant date	5.33	5.36

The computations of expected volatility and suboptimal exercise multiple are based on the average of the Company's realized historical stock price volatility and certain peer companies that the Company considered to be comparable based on market capitalization and type of technology platform. The computation of the suboptimal exercise multiple and the forfeiture rates are based on the employees expected exercise prior and post vesting termination behavior. The interest rate for period within the contractual life of the award is based on the U.S. Treasury Bills yield curve in effect at the time of grant. The Company currently has no plans to distribute dividends and intends to retain future earnings to finance the development of its business.

A summary of the Company's stock option activity, pertaining to its option plans for employees and non-employees, and related information is as follows:

	Number of options	Weighted-average exercise price	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value
	Unaudited

Outstanding at December 31, 2010	3,427,870	$3.81	7.67
Granted	373,500	$15.27	9.51
Exercised	(436,668)	$3.27	6.02
Forfeited	(40,266)	$7.34	8.53

Outstanding at June 30, 2011 (unaudited)	3,324,436	$5.10	7.58	$43,870

Exercisable at June 30, 2011 (unaudited)	1,608,053	$3.56	6.44	$23,685

Vested and expected to vest (unaudited)	2,415,054	$4.30	7.15	$33,798

NOTE 8:- SHAREHOLDERS' EQUITY (Cont.)

                            b.        Stock option plan (cont.):

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing stock price on June 30, 2011 (the last trading day of the second quarter of fiscal 2011) and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2011.  This amount changes based on the fair market value of the Company's Ordinary Shares.

As of June 30, 2011, there was $4,497,860 (unaudited) of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's equity incentive plans. This cost is expected to be recognized over a period of 4 years with weighted average period of 1.62 years.

The options outstanding as of June 30, 2011 (unaudited), have been classified by exercise price, as follows:

Exercise price	Shares upon exercise of options outstanding as of June 30, 2011	Weighted average remaining contractual life	Shares upon exercise of options exercisable as of June 30, 2011
		Years
		Unaudited

$15.2-15.43	358,250	9.69	-
$9.7-11.34	50,460	5.62	50,460
$7.25-9.25	321,651	9.18	45,601
$5.7-6.593	19,851	6.17	19,425
$4.02-5.25	661,827	8.46	219,134
$3.00-4.00	1,027,996	6.27	768,226
$1.922-2.97	783,842	7.20	453,511
$1.205-1.56	41,160	5.40	27,971
$0.0021-0.0293	59,399	7.88	23,725

	3,324,436		1,608,053

NOTE 9:-          DERIVATIVE INSTRUMENTS

The Company enters into hedge transactions with a major financial institution, using derivative instruments, primarily forward contracts and options to purchase and sell foreign currencies, in order to reduce the net currency exposure associated with anticipated expenses (primarily salaries and related expenses) in currencies other than U.S. dollar, and forecasted revenues denominated in Euro. The net losses recognized in "financial and other expenses, net" during the six months period ended June 30, 2011 and the year ended December 31, 2010 were $ 812 (unaudited) and $ 471, respectively.

 The Company currently hedges such future exposures for a maximum period of one year. However, the Company may choose not to hedge certain foreign currency exchange exposures for a variety of reasons, including but not limited to immateriality, accounting considerations and the prohibitive economic cost of hedging particular exposures. There can be no assurance the hedges will offset more than a portion of the financial impact resulting from movements in foreign currency exchange rates.

The Company records all derivatives on the consolidated balance sheets at fair value in accordance with ASC 820 at level 2. The effective portions of cash flow hedges are recorded in other comprehensive income until the hedged item is recognized in earnings. The ineffective portions of cash flow hedges are adjusted to fair value through earnings in financial other income or expense. The Company does not enter into derivative transactions for trading purposes.

The Company had a net deferred gain associated with cash flow hedges of $ 546 (unaudited) and $ 457 recorded in other comprehensive income as of June 30, 2011 and December 31, 2010, respectively.

As of June 30, 2011 and December 31, 2010, the Company had outstanding foreign exchange forward contracts in the amount of $16,125 and $13,868, respectively.

As of June 30, 2011 and December 31, 2010, the Company had outstanding foreign exchange option contract in the amount of $1,444 and $6,411, respectively.

The fair value of the open foreign exchange contracts recorded by the Company on its consolidated balance sheets as of June 30, 2011 and December 31, 2010, as an asset or a liability is as follows:

Foreign exchange forward and		June 30,	December 31,
options contracts	Balance Sheet	2011	2010
		Unaudited	Audited
Fair Value of foreign exchange option contracts	Other receivables and prepaid expenses	$76	$167

Fair value of foreign exchange forward contracts	(Other current liabilities)	(76)	-

Fair value of foreign exchange forward contracts	Other receivables and prepaid expenses	546	290

Total derivatives designated as hedging instrument		$546	$457

Total derivatives not designated as hedging instrument	(Other current liabilities)	$(48)	$(45)

Net Fair value		$498	$412

NOTE 9:- DERIVATIVE INSTRUMENTS (Cont.)

Gain or loss on the derivative instruments, which partially offset the foreign currency impact from the underlying exposures, reclassified from other comprehensive income  to operating expenses for the six months ended June 30, 2011 and for the year ended December 31, 2010 were $602 (unaudited), and $841, respectively. The ineffective portion of the change in fair value of a cash flow hedge for the six months ended June 30, 2011, was not material.

Non-Designated Hedges

The Company also uses foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain monetary assets and liabilities denominated in foreign currencies. These derivatives do not qualify for special hedge accounting treatment. These derivatives are carried at fair value with changes recorded in interest and other income, net. Changes in the fair value of these derivatives are largely offset by re-measurement of the underlying assets and liabilities. The revaluations from such derivatives are classified as operating activities. The derivatives have maturities of approximately twelve months.

NOTE 10:-        EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Six months ended June 30,		Year ended December 31,
	2011	2010	2010
	Unaudited		Audited
Numerator:

Net income (loss)	$3,237	$(7,863)	$(5,762)

Denominator:

Weighted-average number of shares outstanding used in computing basic net earnings per share	23,948,546	22,572,070	22,831,014

Dilutive effect: stock options

Total weighted-average number of shares used in computing diluted net earnings per share	25,963,671	22,572,070	22,831,014

Basic net income (loss) per share	$0.14	$(0.35)	$(0.25)

Diluted net income (loss) per share	$0.12	$(0.35)	$(0.25)